# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cheche Group Inc., CIK 0001965473
CUSIP: G20707124
Title of class of securities: Class A ordinary shares, par value US$0.00035 per share
Address of issuer's principal executive offices: 8th Floor, Desheng Hesheng Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng Dist., Beijing, China (F4), 100088
Date of event which requires filing of this statement: 11/03/2026
Amends the filing with accession number 0001641172-25-001178
Filed by CIK 0001786998
Persons authorized to receive notices and communications: Lei Zhang, 8th Floor, Desheng Hesheng Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng Dist., Beijing, China (F4), 100088, (86) 010-5083 0911

## Reporting persons
- Lei Zhang (CIK 0001786998): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 781,829; shared voting power 0; sole dispositive power 781,829; shared dispositive power 0; aggregate amount beneficially owned 781,829 (28.3% of the class)
  Comment: (1) Lei Zhang beneficially owns 781,829 ordinary shares, consisting of (a) 531,329 Class B ordinary shares directly held by Hugou Inc. through the Teton Trust / EL Capitan Inc. structure, (b) 250,000 Class B ordinary shares held directly by Lei Zhang, and (c) 500 Class A ordinary shares held directly by Lei Zhang. Lei Zhang has sole voting and dispositive power over these shares. The shares beneficially owned by Lei Zhang represent approximately 28.3% of the total number of outstanding Class A ordinary shares at an as-converted basis calculated under Rule 13d-3 and approximately 54.3% of the total outstanding voting power. (2) As of November 3, 2026, after giving effect to the issuance of 250,000 Class B ordinary shares, 1,976,594 Class A ordinary shares and 781,329 Class B ordinary shares were outstanding. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible at the option of its holder into one Class A ordinary share. The percentage in Row (13) is calculated in accordance with Rule 13d-3 based on the outstanding Class A ordinary shares and the Class B ordinary shares beneficially owned by the applicable Reporting Person that are convertible into Class A ordinary shares.
- Teton Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 531,329; sole dispositive power 0; shared dispositive power 531,329; aggregate amount beneficially owned 531,329 (21.2% of the class)
  Comment: (1) Teton Trust is deemed to beneficially own 531,329 Class B ordinary shares through the trust and corporate structure described in Item 2. The 250,000 Class B ordinary shares and 500 Class A ordinary shares held directly by Lei Zhang are not attributed to Teton Trust. The shares beneficially owned by Teton Trust represent approximately 21.2% of the total number of outstanding Class A ordinary shares at an as-converted basis calculated under Rule 13d-3 and approximately 36.9% of the total outstanding voting power. (2) As of November 3, 2026, after giving effect to the issuance of 250,000 Class B ordinary shares, 1,976,594 Class A ordinary shares and 781,329 Class B ordinary shares were outstanding. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible at the option of its holder into one Class A ordinary share. The percentage in Row (13) is calculated in accordance with Rule 13d-3 based on the outstanding Class A ordinary shares and the Class B ordinary shares beneficially owned by the applicable Reporting Person that are convertible into Class A ordinary shares.
- GIL Trust Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 531,329; sole dispositive power 0; shared dispositive power 531,329; aggregate amount beneficially owned 531,329 (21.2% of the class)
  Comment: (1) GIL Trust Limited is deemed to beneficially own 531,329 Class B ordinary shares through the trust and corporate structure described in Item 2. The 250,000 Class B ordinary shares and 500 Class A ordinary shares held directly by Lei Zhang are not attributed to GIL Trust Limited. The shares beneficially owned by GIL Trust Limited represent approximately 21.2% of the total number of outstanding Class A ordinary shares at an as-converted basis calculated under Rule 13d-3 and approximately 36.9% of the total outstanding voting power. (2) As of November 3, 2026, after giving effect to the issuance of 250,000 Class B ordinary shares, 1,976,594 Class A ordinary shares and 781,329 Class B ordinary shares were outstanding. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible at the option of its holder into one Class A ordinary share. The percentage in Row (13) is calculated in accordance with Rule 13d-3 based on the outstanding Class A ordinary shares and the Class B ordinary shares beneficially owned by the applicable Reporting Person that are convertible into Class A ordinary shares.
- EL Capitan Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 531,329; sole dispositive power 0; shared dispositive power 531,329; aggregate amount beneficially owned 531,329 (21.2% of the class)
  Comment: (1) EL Capitan Inc. is deemed to beneficially own 531,329 Class B ordinary shares through the trust and corporate structure described in Item 2. The 250,000 Class B ordinary shares and 500 Class A ordinary shares held directly by Lei Zhang are not attributed to EL Capitan Inc. The shares beneficially owned by EL Capitan Inc. represent approximately 21.2% of the total number of outstanding Class A ordinary shares at an as-converted basis calculated under Rule 13d-3 and approximately 36.9% of the total outstanding voting power. (2) As of November 3, 2026, after giving effect to the issuance of 250,000 Class B ordinary shares, 1,976,594 Class A ordinary shares and 781,329 Class B ordinary shares were outstanding. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible at the option of its holder into one Class A ordinary share. The percentage in Row (13) is calculated in accordance with Rule 13d-3 based on the outstanding Class A ordinary shares and the Class B ordinary shares beneficially owned by the applicable Reporting Person that are convertible into Class A ordinary shares.
- Hugou Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 531,329; sole dispositive power 0; shared dispositive power 531,329; aggregate amount beneficially owned 531,329 (21.2% of the class)
  Comment: (1) Hugou Inc. directly holds 531,329 Class B ordinary shares through the trust and corporate structure described in Item 2. The 250,000 Class B ordinary shares and 500 Class A ordinary shares held directly by Lei Zhang are not attributed to Hugou Inc. The shares beneficially owned by Hugou Inc. represent approximately 21.2% of the total number of outstanding Class A ordinary shares at an as-converted basis calculated under Rule 13d-3 and approximately 36.9% of the total outstanding voting power. (2) As of November 3, 2026, after giving effect to the issuance of 250,000 Class B ordinary shares, 1,976,594 Class A ordinary shares and 781,329 Class B ordinary shares were outstanding. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible at the option of its holder into one Class A ordinary share. The percentage in Row (13) is calculated in accordance with Rule 13d-3 based on the outstanding Class A ordinary shares and the Class B ordinary shares beneficially owned by the applicable Reporting Person that are convertible into Class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00035 per share
Name of issuer: Cheche Group Inc.
Address of issuer's principal executive offices: 8th Floor, Desheng Hesheng Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng Dist., Beijing, China (F4), 100088

## Item 2. Identity and Background
Name of person filing: Mr. Lei Zhang, Teton Trust, GIL Trust Limited, EL Capitan Inc. and Hugou Inc. are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k). Hugou Inc. is wholly owned by EL Capitan Inc. GIL Trust Limited acts as the trustee for Teton Trust, the sole shareholder of EL Capitan Inc. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust.
Residence or business address: The business address of Mr. Lei Zhang is 8th Floor, Desheng Hesheng Fortune Plaza, 13-1, Deshengmenwai Avenue, Xicheng Dist., Beijing, 100088, the PRC. Teton Trust is an irrevocable reserved power trust established under the laws of Cayman Islands, with its trustee's business address at Room 2609, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. The registered address of GIL Trust Limited is Room 6706-07, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. The registered address of EL Capitan Inc. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Hugou Inc. is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment: The principal business of Mr. Lei Zhang is to serve as the chairman of the board of directors and the chief executive officer of the Issuer. The principal business of each of Teton Trust, EL Capitan Inc. and Hugou Inc. is investment holding. The principal business of GIL Trust Limited is trustee services.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: The responses of each Reporting Person to Row (6) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 23, 2024, Mutong Holdings Limited transferred 18,596,504 Class B ordinary shares to Hugou Inc. for nil consideration, as previously reported. On July 20, 2026, the Company effected a 35-for-1 consolidation of its Class A and Class B ordinary shares. Following the consolidation, the shares held by Hugou Inc. were equitably adjusted to 531,329 Class B ordinary shares. On November 3, 2026, Lei Zhang entered into a Class B Ordinary Share Award and Subscription Agreement (the "Award Agreement") pursuant to the Company's 2026 Equity Incentive Plan for the direct award and subscription of 250,000 fully vested Class B ordinary shares at US$0.00035 per share, for an aggregate subscription price of US$87.50. Lei Zhang also directly owns 500 Class A ordinary shares. The source of funds for the subscription price is personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Teton Trust was established for succession planning purposes, as previously disclosed. Lei Zhang is its settlor and investment advisor. The Company effected a 35-for-1 consolidation of its Class A and Class B ordinary shares effective July 20, 2026. On November 3, 2026, Lei Zhang acquired or became entitled to acquire 250,000 Class B ordinary shares directly pursuant to the Award Agreement. The Reporting Persons may from time to time review their investments and the matters described in Item 4 of Schedule 13D. Except as disclosed herein, the Reporting Persons have no present plans or proposals of the type described in Item 4(a) through (j).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference. Lei Zhang is deemed to beneficially own 781,829 ordinary shares, comprising 781,329 Class B ordinary shares (including 531,329 held by Hugou Inc. and 250,000 held directly by Lei Zhang) and 500 Class A ordinary shares held directly. Each of the other four Reporting Persons is deemed to beneficially own 531,329 Class B ordinary shares through the previously reported trust structure. The percentages in Row (13) are calculated in accordance with Rule 13d-3. Based on 4,320,581 total outstanding votes after the issuance, Lei Zhang holds approximately 54.3% of the total outstanding voting power, and each of Teton Trust, GIL Trust Limited, EL Capitan Inc. and Hugou Inc. holds approximately 36.9% of the total outstanding voting power.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference. Lei Zhang is deemed to beneficially own 781,829 ordinary shares, comprising 781,329 Class B ordinary shares (including 531,329 held by Hugou Inc. and 250,000 held directly by Lei Zhang) and 500 Class A ordinary shares held directly. Each of the other four Reporting Persons is deemed to beneficially own 531,329 Class B ordinary shares through the previously reported trust structure. The percentages in Row (13) are calculated in accordance with Rule 13d-3. Based on 4,320,581 total outstanding votes after the issuance, Lei Zhang holds approximately 54.3% of the total outstanding voting power, and each of Teton Trust, GIL Trust Limited, EL Capitan Inc. and Hugou Inc. holds approximately 36.9% of the total outstanding voting power.
Transactions in the class effected during the past sixty days: Except for the 250,000 Class B ordinary shares awarded and subscribed for by Lei Zhang pursuant to the Award Agreement on November 3, 2026, no transactions in the ordinary shares of the Issuer have been effected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 is incorporated herein by reference. The 250,000 Class B ordinary shares were granted pursuant to the Award Agreement. The Award Agreement provides for direct issuance of fully vested Class B ordinary shares at their par value, subject to the terms thereof. Except as disclosed herein and in the previously filed Schedule 13D, there are no other relevant contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement dated March 28, 2025 by and among the Reporting Persons.
Exhibit B - Class B Ordinary Share Award and Subscription Agreement dated November 3, 2026.

## Signatures
- Lei Zhang: /s/ Lei Zhang, Lei Zhang (11/05/2026)
- Teton Trust: /s/ QI Lu, QI Lu, Authorized Signatory of GIL Trust Limited, the trustee of Teton Trust (11/05/2026)
- GIL Trust Limited: /s/ QI Lu, QI Lu, Authorized Signatory (11/05/2026)
- EL Capitan Inc.: /s/ QI Lu, QI Lu, Authorized Signatory of Wiselite Capital Ltd., the director of EL Capitan Inc. (11/05/2026)
- Hugou Inc.: /s/ Lei Zhang, Lei Zhang, Director (11/05/2026)